1810 E. Sahara Avenue, Suite 1495

Las Vegas, NV 89104

U.S. Securities & Exchange Commission                                                January 22, 2013

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

Attn:     Mr. Tom Kluck, Legal Branch Chief

Re:        Green Living Concepts Inc.

              Registration Statement on Form S-1

              Filed January 3, 2013

              File No. 333-183659

Dear Mr. Kluck,

Further to recent communications with Ms. Folake Ayoola concerning the deficiencies in our Registration Statement on Form S-1, we have updated our disclosure of the key income statement amounts in a table on page 6 of our Registration Statement by providing cost of revenue data within the table.

Sincerely,

/s/ Semyon Erenburg

Semyon Erenburg

President